[GRUPO LOGO]                                 [SENDAS LOGO]

COMPANHIA BRASILEIRA DE DISTRIBUICAO                    SENDAS S.A.
       Publicly Held Company                       Publicly Held Company
   CNPJ/MF N(0) 47.508.411/0001-56               CNPJ/MF N(0) 31.911.548/0001-17



                                  MATERIAL FACT

SENDAS S.A. ("SENDAS") and COMPANHIA BRASILEIRA DE DISTRIBUICAO ("CBD"), pursuant to paragraph 4(0) of article 157 of Law n(0) 6.404/76, as well as to the terms of Instruction CVM n(0) 358/02, inform their shareholders and investors in general the following:

1. SENDAS and CBD executed a Letter of Intent that establishes the combination of their operational activities within the State of Rio de Janeiro.

2. The association shall be formalized through the transfer to a new company of assets, rights and liabilities related to the retail activities of SENDAS and CBD in the State of Rio de Janeiro, without cash disbursement by any of the parties. The new company shall be incorporated with shares distributed as follows: 50% of the voting stock to SENDAS and 50% of the voting stock to CBD.

3. SENDAS has been operating in the Brazilian retail market for more than 43 years, currently operating exclusively in the State of Rio de Janeiro, through a network of 68 multi-format stores, among which 6 are hypermarkets and 62 are supermarkets, totaling a sales area of 229,000m2 and annualized gross revenue above R$2 billion. CBD, which currently owns 496 stores within 12 Brazilian states, operates 38 stores in the State of Rio de Janeiro, being 9 hypermarkets and 29 supermarkets, within a sales area of 95.000m2. In 2003, the annualized revenue of CBD in the State of Rio de Janeiro shall be about R$ 1.5 billion.

4. The new company shall comprise the total of 106 stores, with a sales area of 324.000m2 and annual gross revenue over R$3.5 billion. The Board of Director's President shall be Mr. Arthur Antonio Sendas and the operational management shall be carried out by a Board of Executive Officers composed by professionals of both companies, under the responsibility of CBD, thus, guaranteeing the maximization of synergies in connection with such stores' integration towards CBD' standards.

5. SENDAS and CBD believe that the incorporation of this new company will allow the continuing improvement of services provided to their customers within the State of Rio de Janeiro through productivity gains and operational synergies resulting from such initiative.

6. SENDAS and CBD will continue negotiations to sign definitive agreements, as well as they will start the process of obtaining necessary approvals before competent bodies.

7. SENDAS and CBD shall, timely, communicate details in connection with the incorporation and implementation of this new company.

8. This is an initiative of two companies proud to be Brazilians, and that believe in strengthening local groups, by joining efforts to create more jobs and valuing their clients, employees and collaborators.

                          Sao Paulo, December 8, 2003.



_____________________________________        ___________________________________
            ABILIO DINIZ                           ARTHUR ANTONIO SENDAS
 President of the Board of Directors        President of the Board of Directors
 COMPANHIA BRASILEIRA DE DISTRIBUICAO                  SENDAS S.A.

                              www.cbd-ri.com.br/eng









  The statements contained in this release referring to the perspective for the Company's businesses, to projections of operating and financial results, and to the Company's growth potential, are mere predictions and were based on Management's expectations in relation to the Company's future. These expectations are highly dependent on market changes, on Brazil's general economic performance, on industry and on the international markets and are, therefore, subject to change.